Exhibit 2.1

Execution Copy

SUPPORT AGREEMENT

THIS AGREEMENT made the 11th day of April, 2006

BETWEEN:

FIRST QUANTUM MINERALS LTD., a corporation existing under the laws of the Province of British Columbia, (hereinafter called the “Offeror”),

– and –

ADASTRA MINERALS INC., a corporation existing under the laws of the Yukon Territory, (hereinafter called the “Company”).

        WHEREAS the Offeror has made an offer dated February 2, 2006, as amended by the Offeror’s notice of variation and extension dated March 10, 2006, the Offeror’s notice of variation and extension dated March 21, 2006 and the Offeror’s notice of extension and variation dated April 3, 2006 (collectively, the “Original Offer”) to acquire all of the common shares (the “Shares”) of the Company pursuant to which holders of Adastra Shares (“Shareholders”) would be entitled to receive, at their election, (i) $2.65 in cash for every Share, or (ii) one common share of the Offeror for every 14.76 Shares, subject, in each case, to pro ration based upon the maximum amount of cash to be paid by the Offeror of $0.42 multiplied by the number of outstanding Shares on a fully diluted basis and the maximum number of common shares of the Offeror to be issued of 0.057 multiplied by the number of outstanding Shares on a fully diluted basis;

        AND WHEREAS the Offeror is prepared to amend the terms of the Original Offer on the terms and subject to the conditions contained herein;

        AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined, after receiving financial and legal advice and following the receipt and review of recommendations from its special committee of directors (the “Special Committee”), that it would be advisable and in the best interests of the Company and Shareholders for the Board of Directors to recommend acceptance of the Offer to Shareholders in writing, all on the terms and subject to the conditions contained herein;

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1      Definitions

        In this Agreement (including the Schedules hereto), the following terms shall have the following meanings:

“Acquisition Proposal” has the meaning set out in Section 6.2(a)(i);

“Affiliate” has the meaning set out in Section 2.5;

“Associate” has the meaning set out in Section 2.5;

“Applicable Securities Laws” has the meaning set out in Section 2.1(b);

“Board of Directors” means the board of directors of the Company;

“business day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario, Vancouver, British Columbia and London, England, are open for business during normal banking hours;

“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;

“Company” means Adastra Minerals Inc.;

“Compulsory Acquisition” has the meaning set out in Section 2.5;

“Directors’ Circular” means the amended directors’ circular unanimously recommending that Shareholders accept the Offer prepared and approved by the Board of Directors for delivery with the Notice of Change and Variation;

“Effective Time” has the meaning set out in Section 5.1;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Expiry Time” means 11:59 p.m. (Toronto time) on the tenth calendar day following the date on which the Notice of Change and Variation is mailed, as such time may be extended as contemplated in Section 2.1(a), Section 2.1(d) or Section 2.1(f);

“Governmental Entity” means:

(a)	any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(c)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“IFI Rights” means, the rights granted to the International Finance Corporation and the Industrial Development Corporation of South Africa to convert their shareholdings in Kingamyambo Musonoi Tailings S.A.R.L. into Shares upon, among other things, the acquisition by one or more persons of more than 50% of the Shares, as described in the Company’s directors’ circular dated February 17, 2006;

“Latest Mailing Time” has the meaning set out in Section 2.1(b);

“Laws” means any applicable laws including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Authority;

“Lock-Up Agreement” means the agreement to be entered into on or before the Last Mailing Date between the Offeror and each of the Locked-Up Shareholders, to the extent that each such person is permitted under applicable Laws to tender his Shares to the Offer, pursuant to which, among other things, the Locked-Up Shareholders will agree to tender to the Offer all of the Shares held by them, on the terms and conditions set forth therein;

“Locked-Up Shareholders” means all of the members of the Board of Directors and each of the senior officers of the Company to the extent that each such person is permitted under applicable Laws to tender his Shares to the Offer;

“Material Adverse Effect” when used in connection with a party, means any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party or its subsidiaries taken as a whole, other than any effect:

(a)	relating to the economic, political conditions or securities markets in general in Canada, the United Kingdom or the Democratic Republic of Congo;

(b)	affecting the mining industry in general;

(c)	relating to a change in the market trading price of shares of that party, either:

(i)	related to this Agreement and the Offer or the announcement thereof, or

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect; or

(iii)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that party, any of its subsidiaries or any of its material joint ventures) or in Canadian GAAP;

provided, however, that such effect does not primarily relate only to (or have the effect of primarily relating only to) that party and its subsidiaries, taken as a whole, or disproportionately adversely affect that party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which that party and its subsidiaries operate;

“Minimum Tender Condition” has meaning set forth in Schedule “A”;

“Notice of Change and Variation” means the notice of change and variation to be mailed to Shareholders in accordance with this Agreement, amending the Offer and circular of the Offeror dated February 2, 2006, as amended by the Offeror’s notice of variation and extension dated March 10, 2006 and as further amended by the Offeror’s notice of variation and extension dated March 21, 2006;

“Offer” means the Original Offer to purchase all of the Shares of the Company, as amended on the terms and subject to the conditions contained herein and includes any further amendments to, or extensions of, such Offer made in accordance with the terms of this Agreement;

“Offeror” means First Quantum Minerals Ltd.;

“Original Offer” has the meaning set out in the first recital;

“Options” means the existing rights or options to purchase shares under the Company’s stock option plan as disclosed in Schedule “C”;

“party” means a party to this Agreement unless the context otherwise requires;

“Person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“See-Through Value” means the volume weighted average trading price of the common shares of the Offeror on the Toronto Stock Exchange over the consecutive seven trading day period immediately prior to the date that the Board of Directors or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendations of this Agreement or the Offer in any manner adverse to the Offer, divided by 17.5 plus $0.475;

“Shareholders” has the meaning set out in the first recital;

“Shareholder Rights Plan” means the shareholder rights plan dated November 30, 2005 between the Company and Computershare Investor Services Inc.;

“Shares” mean the common shares of the Company;

“Special Committee” has the meaning set out in the third recital;

“Subsequent Acquisition Transaction” has the meaning set out in Section 2.5;

“Subsidiaries” has the meaning set out in Section 4.1;

“Superior Proposal” has the meaning set out in Section 6.2(a)(v)(Y); and

“Warrants” mean the outstanding share purchase warrants of the Company as disclosed in Schedule “D”.

Section 1.2      Construction

        In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section or Schedule of this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(e)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

ARTICLE 2
THE OFFER

Section 2.1      The Offer

(a)	The Offeror agrees that it will promptly publicly announce that it is amending the Offer to:

(i)	provide that Shareholders may receive, at their election, (x) $2.92 in cash for every Share, or (y) one common share of the Offeror plus $0.265 in cash for every 14.76 Shares, subject, in each case, to pro ration based upon the maximum amount of cash to be paid by the Offeror (including any cash component paid out in respect of the share alternative) of $0.475 multiplied by the number of outstanding Shares on a fully diluted basis (excluding the IFI Rights) and the maximum number of common shares of the Offeror to be issued, such number being equal to the number of Shares outstanding on a fully diluted basis (excluding the IFI Rights) divided by 17.5;

(ii)	vary the conditions to the Offer to be those conditions specified in Schedule “A”.

The term “Offer” shall include any further amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, without limitation, removing or waiving any condition or extending the date by which Shares may be deposited.

(b)	The Offeror shall mail the Notice of Change and Variation in accordance with the Securities Act (Ontario) and regulations thereunder and all other applicable securities laws (collectively, “Applicable Securities Laws”) to each registered Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on April 18, 2006 (such time on such date being referred to herein as the “Latest Mailing Time”).

(c)	Prior to the printing of the Notice of Change and Variation, the Offeror shall provide the Company and its counsel with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d)	The Offeror shall use its best efforts to consummate the Offer in accordance with the terms hereof and thereof. It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of the Company, modify, increase or waive the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Share, decrease the number of Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Share and/or add additional consideration) or otherwise modify or vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of condition (other than the Minimum Tender Condition)) in a manner which is adverse to the Shareholders. Subject to the above, the Offeror agrees that, provided all of the conditions to the Offer set out in Schedule “A” hereto shall have been satisfied or waived, the Offeror shall take up and pay for all of the Shares tendered under the Offer as soon as reasonably possible and in any event no later than 4:00 p.m. (Toronto time) on the second business day following the time at which it becomes entitled to take up such Shares under the Offer pursuant to applicable Laws.

(e)	The Offer shall be amended in accordance with Applicable Securities Laws. The Offer shall be subject to the conditions set forth in Schedule “A” to this Agreement. The Offeror shall use all reasonable efforts to consummate the Offer, subject to the terms and conditions hereof and thereof.

(f)	The Offeror shall further extend the Offer for a period of not less than ten days in the event that the Minimum Tender Condition has been satisfied but less than 66 2/3% of the Shares outstanding (calculated on a fully-diluted basis (excluding the IFI Rights)) have been validly deposited under the Offer and not withdrawn at the Expiry Time.

(g)	The Company shall use reasonable commercial efforts to assist the Offeror in obtaining (i) the Lock-Up Agreement from the Locked-Up Shareholders, and (ii) lock-up agreements and tenders to the Offer by certain key Shareholders the identity of whom shall be determined mutually by the parties acting reasonably.

(h)	The obligation of the Offeror to amend the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any and all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived prior to making the amended Offer:

(i)	this Agreement shall not have been terminated pursuant to Section 7.1;

(ii)	no circumstance, fact, change, event or occurrence (other than any circumstance, fact, change, event or occurrence caused by the Offeror) shall have occurred that would render it impossible for one or more of the conditions set out on Schedule A hereto to be satisfied;

(iii)	the Board of Directors shall have recommended that Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified, or qualified such recommendation in a manner that has substantially the same effect;

(iv)	the Board of Directors shall have prepared and approved in final form, authorized for printing and distribution to Shareholders and delivered to the Offeror for mailing with the Notice of Change and Variation a notice of change to directors’ circular (the “Directors’ Circular”), which circular shall contain a unanimous recommendation that Shareholders accept the Offer;

(v)	the Company shall have complied in all respects with its covenants in Section 5.1 and in all material respects with its other covenants in this Agreement;

(vi)	all representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects at the time of the making of the amended Offer; and

(vii)	no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer.

Section 2.2      Fairness Opinion and Company Support for the Offer

(a)	The Company represents and warrants to and in favour of the Offeror and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:

(i)	N M Rothschild & Sons Limited has delivered a written opinion to the Special Committee and the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to all Shareholders; and

(ii)	the Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation of the Special Committee, has determined that the Offer is fair to all Shareholders, that the Offer is in the best interests of the Company and the Shareholders, and accordingly, has approved the entering into of this Agreement and the making of a unanimous recommendation that Shareholders accept the Offer.

(b)	The Directors’ Circular shall reflect the foregoing unanimous recommendation and determinations. In addition, the Company shall take all reasonable actions to support the Offer and ensure the success of the Offer in accordance with this Agreement. Notwithstanding the foregoing or any other provision of this Agreement but subject to Section 7.2, if after the date hereof, the Board of Directors is required in the exercise of its fiduciary duties to do so, then the Board of Directors shall be entitled not to make such a positive recommendation, to make a negative recommendation or to withdraw, modify or change any recommendation regarding the Offer which it has previously made, provided that the Board of Directors, acting in good faith and upon the advice of their legal and financial advisors where appropriate, shall first have determined that the making of a positive recommendation, the failure to make a negative recommendation or the failure to withdraw, modify or change any recommendation would be inconsistent with the fiduciary duties of the Board of Directors.

(c)	The Company shall use its commercially reasonable efforts to encourage all holders of Options to conditionally exercise or terminate such options and all holders of warrants to exercise such Warrants and to tender the Shares to be issued as a result of such conditional exercise or termination of Options or exercise of Warrants to the Offer.

Section 2.3      Outstanding Stock Options

        The Offeror acknowledges and agrees that:

(a)	the Board of Directors may resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise or terminate such Options concurrent with the expiry of the Offer, including by causing the vesting thereof to be accelerated;

(b)	it shall agree with the Company to tendering arrangements in respect of the Offer in order to facilitate the conditional exercise or termination of the Options and tender of the Shares to be issued as a result of such conditional exercise or termination (including providing for the ability of holders of Options to tender their Options or to tender Shares on the basis of guaranteed deliveries); and

(c)	(i) holders of Options will be permitted to tender Shares issuable thereunder and for such purpose to exercise or terminate their Options, conditional upon the Offeror taking up and paying for the Shares under the Offer, which Options shall be deemed to have been exercised concurrently with the take-up of Shares and (ii) all Shares that are to be issued pursuant to any such conditional exercise or termination shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with their terms with respect to such Shares.

Section 2.4       Directors and Officers

        The Company acknowledges that promptly and in any event within 10 days upon the purchase by the Offeror of such number of Shares as represents in excess of 50% of the then outstanding Shares on a fully-diluted basis (excluding the IFI Rights) and from time to time thereafter, the Offeror shall be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Shares owned by the Offeror and the Company shall not frustrate the Offeror’s attempts to do so and covenants to co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board of Directors and to constitute a majority of the Board of Directors, including, without limitation, at the request of the Offeror, by using its reasonable best efforts to obtain resignations of a majority of the incumbent members of the Board of Directors on the date specified by the Offeror and/or increase the size of the Board of Directors.

Section 2.5       Subsequent Acquisition Transaction

        If, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares (calculated on a fully-diluted basis (excluding the IFI Rights)) as at the Expiry Time, excluding Shares held on the date of the Offer by the Offeror, or an “Affiliate” or an “Associate” (as those terms are defined in the Business Corporations Act (Yukon)) of the Offeror, the Offeror shall, to the extent legally permissible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer by way of a statutory compulsory acquisition under the Business Corporations Act (Yukon) (a “Compulsory Acquisition”). If that statutory right of acquisition is not legally permissible, or in the event the Offeror takes up and pays for Shares under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis (excluding the IFI Rights) as at the Expiry Time), the Offeror shall acquire the remaining Shares not tendered to the Offer by way of statutory arrangement (a “Subsequent Acquisition Transaction”) and the consideration per Share offered in connection with the Subsequent Acquisition Transaction shall be at least equivalent in value to the consideration per Share offered under the Offer. All Shares held by Shareholders resident in the United Kingdom and not acquired pursuant to the Offer shall be acquired in a Compulsory Acquisition or Subsequent Acquisition Transaction whether or not the Shareholders are “Qualified Investors” within the meaning of the United Kingdom Financial Services and Markets Act 2000 and the Offer shall be amended to reflect the foregoing.

Section 2.6       Executive Employment Agreements

        The Offeror acknowledges that the Company is a party to employment agreements with certain executives, senior officers and other key employees which provide for certain payments, benefits and compensation for loss of office or as to their remaining in or retiring from office if the Offer is completed, access to which agreements has been provided to the Offeror (the “Change of Control Agreements”). The Offeror acknowledges that it has read and understood the terms of the Change of Control Agreements and hereby covenants and agrees that if the Offer is completed it shall cause the Company and its Subsidiaries to comply in all respects with the obligations of the Company under the Change of Control Agreements.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

        The Offeror hereby represents and warrants to the Company as follows and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement:

Section 3.1       Organization

        The Offeror has been duly incorporated or formed under the laws of British Columbia and is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted.

Section 3.2       Authority and No Violation

(a)	The Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the Offer have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or to amend the Offer, other than with respect to the Notice of Change and Variation and other matters related solely thereto. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)	The authorization of this Agreement, the execution and delivery by the Offeror of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under any provision of:

(A)	the constating documents of the Offeror;

(B)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; or

(C)	any judgment, decree, order or award of any court, governmental body or arbitrator, except to the extent that the violation or breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(c)	All requisite regulatory approvals have been obtained and no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Offeror for the consummation of the transactions contemplated by this Agreement other than those which are contemplated by this Agreement.

Section 3.3 Public       Disclosure

        The public filings made by the Offeror under the provisions of applicable Canadian securities laws did not as at their respective dates of filing contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or, to the extent that at their respective dates of filing any of such public filings did contain such a misstatement or omission, the misstatement or omission was corrected by a subsequent public filing prior to the date hereof.

Section 3.4       Financing Arrangements

        The Offeror has made adequate arrangements to ensure that the required funds are available to effect payment in full for all of the Shares acquired pursuant to the Offer.

Section 3.5       Absence of Certain Filings or Events

        Since the date of the Offeror’s most recently filed financial statements, except as disclosed in public filings made by the Offeror under the provisions of applicable Canadian securities laws: (i) the Offeror has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there has not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company hereby represents and warrants to the Offeror as follows, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement:

Section 4.1       Organization

        The Company and each active subsidiary of the Company listed on Schedule “B” hereto (collectively the “Subsidiaries”) has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Company’s percentage of ownership of all Subsidiaries is as set out on Schedule “B”. All of the outstanding shares of the Company’s Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company (i) free and clear of all Encumbrances of any kind or nature whatsoever held by third parties, and (ii) free and clear of any other restriction on the right to vote, sell or otherwise dispose of the shares, except as publicly disclosed. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Subsidiaries, other than (i) four shares in the capital of Kingamyambo Musonoi Tailings S.A.R.L. held equally among four nominees of the Company, and (ii) the “farm-in” right granted to Kumba Resources to earn a 50% interest in Zincongo Limited as disclosed in the Company’s public disclosure.

Section 4.2       Capitalization

        The authorized capital of the Company consists of an unlimited number of Shares. As at the date of this Agreement there were issued and outstanding 77,397,831 Shares. As at the date of this Agreement there were Options to acquire an aggregate of 7,126,209 Shares outstanding under the Company’s stock option plans. In addition, the Company has issued Warrants to acquire 1,711,292 Shares and would be required to issue a further 2,358 Warrants were the 46,000 options existing at February 12, 2003 and still outstanding to be exercised. Except for the Options, the Warrants, the IFI Rights and the rights issuable pursuant to the Shareholder Rights Plan, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any subsidiary to issue or sell any shares of the Company or any subsidiary or material joint venture of the Company or securities or obligations of any kind convertible into or exchangeable for any shares of the Company or any subsidiary or material joint venture of the Company. All outstanding Shares and the Shares to be issued on exercise of the Warrants and the Options have been duly authorized. The outstanding Shares are, and the Shares to be issued on exercise of the Warrants and the Options, will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

Section 4.3       Authority and No Violation

(a)	The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than, with respect to the Directors’ Circular and other matters relating solely thereto. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

(b)	The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer (but for greater certainty, not including any Compulsory Acquisition or any Subsequent Acquisition Transaction), will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of:

(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or the agreements governing any of its material joint ventures;

(B)	any applicable Laws, except to the extent that the violation or breach of, under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company;

(C)	any judgment, decree, order or award of any court, governmental body or arbitrator, except to the extent that the violation or breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company;

(D)	any note, bond, mortgage, indenture, contract, licence, permit, government grant to which the Company, any subsidiary or any material joint venture of the Company is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company;

(ii)	give rise to any right of termination, acceleration or cancellation of indebtedness of the Company, any subsidiary or any material joint venture of the Company, or cause any such indebtedness to come due before its stated maturity;

(iii)	other than the IFI Rights, the Change of Control Agreements and the terms of the Company’s engagement of N M Rothschild & Sons Limited, trigger any change in control provisions or any restriction or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company’s assets or the assets of any of its subsidiaries or material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company; or

(iv)	result in the imposition of any encumbrance, charge or lien upon any assets of the Company or any subsidiary or any material joint venture of the Company.

(c)	No consent, approval, order or authorization of, or declaration or filing with, any governmental authority is required to be obtained by the Company or the Subsidiaries in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement.

Section 4.4       Shareholder and Similar Agreements

        Other than (a) the Shareholder Rights Plan, and (b) the Options and Warrants set forth in Schedule “C” and “D”, respectively, the Company is not party to any shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of the Company or any of the Subsidiaries other than a shareholder agreement amongst the holders of class C shares of Kingamyambo Musonoi Tailings S.A.R.L..

Section 4.5      Public Disclosure

        The public filings made by the Company under the provisions of applicable Canadian securities laws did not as at their respective dates of filing contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading or, to the extent that at their respective dates of filing any of such public filings did contain such a misstatement or omission, the misstatement or omission was corrected by a subsequent public filing prior to the date hereof.

Section 4.6      Absence of Certain Changes or Events

        Since the date of the Company’s most recently filed financial statements, except as disclosed in public filings made by the Company under the provisions of applicable Canadian securities laws and except in respect of the Offer and the Company’s response thereto, (i) the Company, and each of its subsidiaries and material joint ventures, has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

Section 4.7       Litigation

(a)	Except as disclosed in public filings made by the Company under the provisions of applicable Canadian securities laws, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of the Company, threatened against the Company or any subsidiary or material joint venture of the Company or affecting any of its property or assets before any Governmental Entity or stock exchange which, if determined adversely to the Company or the subsidiary or material joint venture, as the case may be, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, nor is the Company aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(b)	There is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of the Company, threatened against the Company or any subsidiary or material joint venture of the Company or affecting any of its property or assets before any Governmental Entity or stock exchange which, if determined adversely to the Company or the subsidiary or material joint venture, as the case may be, would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer, nor is the Company aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(c)	Neither the Company nor any of its subsidiaries or material joint ventures is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Material Adverse Effect with respect to the Company.

Section 4.8       Employment Matters

(a)	The Company has provided to the Offeror copies of all Change of Control Agreements with any executive, senior officer or other key employee of the Company and a description and calculation of the entitlements of each such person.

(b)	Except for the Change of Control Agreements, there are no written or oral agreements, arrangements, plans, obligations or understandings providing for severance or termination or other payments in connection with the termination of the employment or engagement of, or resignation of, any director, officer or employee of the Company or any subsidiary or material joint venture of the Company following a change of control of the Company.

(c)	Except for bonuses and consultancy fees in an aggregate amount not exceeding US$1.6 million (calculated based on foreign exchange rates existing on the date hereof) and amounts that may become owing under the Change of Control Agreements, the Company has not declared or paid, or committed to declare or pay, any amount to any director, officer or employee of the Company in respect of a performance or incentive or other bonus for all or any part of the 2005 calendar year or all or any part of any subsequent calendar year or in connection with the completion of the transactions contemplated by this Agreement.

Section 4.9      Form of Confidentiality Agreement

        The Company has provided to the Offeror a copy of the form of confidentiality and standstill agreement (the “Form of Confidentiality Agreement”) entered into by the Company and various third parties in order for such third parties to gain access to all or a portion of the data room (virtual or otherwise) established by the Company after the Offeror’s announcement of its intention to make the Original Offer in connection with providing information to third parties to explore potential alternative transactions. The Company has entered into an agreement in the form of the Form of Confidentiality Agreement (subject only to non-material amendments) with each third party who has had access to all or a portion of such data room.

ARTICLE 5
CONDUCT OF BUSINESS

Section 5.1      Conduct of Business by the Company

        The Company covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by the Offeror who represent a majority of the directors of the Company (the “Effective Time”) and the termination of this Agreement, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Company will, and will cause each of the Company’s Subsidiaries to:

(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on, reduce capital or make any other distributions on or in respect of its outstanding shares;

(c)	except in respect of an amendment to the articles of association of Kingamyambo Musonoi Tailings S.A.R.L. which is awaiting the decree of the President of the Democratic Republic of Congo, not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)	not incur or commit to incur any indebtedness for borrowed money or any other material liability, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other Person or other business organization, or make any loans or advances except to wholly-owned subsidiaries or in the ordinary course of business consistent with past practice;

(e)	not authorize, agree to issue, issue or award any Options under any existing plan of the Company or otherwise;

(f)	not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice or incurred by the Company’s legal, financial or other advisors;

(g)	not authorize, recommend or propose to, waive, release, grant, transfer, or amend any rights of value or modify or change in any material respect (i) any existing contractual rights in respect of any material joint ventures or material mineral properties or rights of any kind, or (ii) any other material licence, lease, contract or other document other than in the ordinary course of business consistent with past practice;

(h)	use reasonable best efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(j)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(k)	not execute the definitive agreements necessary to give effect to the Company’s proposed transaction with Mitsubishi Corporation as described in the directors’ circular of the Company dated February 17, 2006 (the “Mitsubishi Transaction”), not to re-adopt the Shareholder Rights Plan in respect of the Offer and not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Shares by the Offeror pursuant to the Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which would render, or which may reasonably be expected to render, inaccurate any of the Company’s representations and warranties set forth in this Agreement; and

(l)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

Section 5.2      Conduct of Business by the Offeror

        The Offeror covenants and agrees that, prior to the earlier of the Effective Time and the termination of this Agreement, unless the Company shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Offeror will, and will cause each of the Offeror’s subsidiaries to:

(a)	conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them;

(b)	not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization, nor declare, set aside or pay any dividends on (other than dividends declared prior to the date hereof), reduce capital or make any other distributions on (other than in respect of dividends declared prior to the date hereof) or in respect of its outstanding shares;

(c)	not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;

(d)	except as disclosed to the Company as of the date hereof, not incur or commit to incur any indebtedness for borrowed money or any other material liability, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other Person or other business organization, or make any loans or advances except to wholly-owned subsidiaries or in the ordinary course of business consistent with past practice;

(e)	not authorize, recommend or propose to, waive, release, grant, transfer, or amend any rights of value or modify or change in any material respect (i) any existing contractual rights in respect of any material joint ventures or material mineral properties or rights of any kind, or (ii) any other material licence, lease, contract or other document other than in the ordinary course of business consistent with past practice;

(f)	promptly notify the Company orally and in writing of any change in the properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party or its subsidiaries taken as a whole, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) that constitutes a Material Adverse Effect;

(g)	duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Applicable Securities Laws;

(h)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of the Subsidiaries; and

(i)	not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.

ARTICLE 6
OTHER COVENANTS

Section 6.1      Further Assurances

        Subject to the terms and conditions of this Agreement, each party hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including the execution and delivery of such documents as the other party hereto may reasonably require, and using reasonable best efforts to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by governmental authorities. Each of the parties hereto, where appropriate, shall reasonably cooperate with the other parties in taking such actions.

Section 6.2      No Solicitations, Etc.

(a)	On and after the date hereof, except as otherwise provided in this Agreement, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any Subsidiary:

(i)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding (A) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of the Company or any subsidiary of the Company; (B) except in respect of the Mitsubishi Transaction, any sale or acquisition of all or a material portion of the assets of the Company on a consolidated basis; (C) any sale or acquisition of all or a material portion of the Shares; (D) any similar business combination or transaction, of or involving the Company or any of the Subsidiaries, other than with the Offeror; or (E) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror (an “Acquisition Proposal”);

(ii)	except in respect of the Mitsubishi Transaction (but no other transaction with Mitsubishi Corporation and provided there are no material amendments to the consideration paid or assets acquired), engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer;

(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Section 6.2(a) or any other provision of this Agreement, but subject to Section 7.2, shall prevent the Board of Directors from, and the Board of Directors shall be permitted to:

(X)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer; or

(Y)	engage in discussions or negotiations with any Person in response to an Acquisition Proposal by any such Person,

if and only to the extent that: (A) it has received an unsolicited bona fide written Acquisition Proposal from such Person and such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction more favourable financially to the Shareholders than the Offer (any such Acquisition Proposal being referred to herein as a “Superior Proposal”); and (B) the Company’s Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under any applicable Laws.

(b)	The Company will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than the Offeror) by the Company or any subsidiary or any of its or their representatives or agents with respect to any potential Acquisition Proposal. The Company shall not release any third party from any confidentiality agreement or standstill agreement, and shall request the return or destruction of all confidential information provided to any third party which, at any time since November 30, 2005, has entered into a confidentiality agreement or standstill agreement with the Company relating to a potential Acquisition Proposal, provided that the foregoing shall not prevent the Board of Directors from considering and accepting any Superior Proposal that might be made by any such third party, provided that the remaining provisions of this Agreement are complied with.

(c)	From and after the date of this Agreement, the Company shall as soon as practicable and in any event within 48 hours after it has received any proposal, inquiry, offer or request notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations, and or any request for non-public information relating to the Company or any subsidiary of which the Company’s directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Company shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to the foregoing, as the Offeror may reasonably request. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the materials terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

(d)	If the Company receives a request for material non public information from a party who proposes to the Company a bona fide Acquisition Proposal and the Board of Directors determines that the failure to provide such party with access to information regarding the Company would be inconsistent with the fiduciary duties of the Board of Directors, then, and only in such case, the Company may provide such party with access to information regarding the Company, subject to the execution of a confidentiality and standstill agreement which is customary in such situations; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and further that the Company sends a copy of any such confidentiality and standstill agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and immediately provided with copies of and access to information not previously provided to the Offeror to which such Person was provided.

(e)	The Company shall ensure that its officers, directors, representatives and agents, and the Subsidiaries and their officers, directors, representatives and agents, are aware of the provisions of Sections 6.2(a) to 6.2(d) hereof.

(f)	The Company shall not accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal unless:

(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Company has complied with Sections 6.2(a) through 6.2(e), inclusive;

(iii)	five business days shall have elapsed from the later of the date the Offeror received written notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Offeror received a copy of the notice in respect of the Acquisition Proposal;

(iv)	if the Offeror has proposed to amend the terms of the Offer in accordance with Section 6.2(g), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

(v)	the Company concurrently terminates this Agreement pursuant to Section 7.1(g); and

(vi)	the Company has previously, or concurrently will have, paid to the Offeror the termination fee contemplated in Section 7.2.

(g)	The Company acknowledges and agrees that, during the five business day period referred to in Section 6.2(f)(iii) or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors will review any proposal by the Offeror submitted within such five business day period to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer. The Company acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement of Section 6.2(f)(iii) and this Section 6.2(g) to initiate an additional five business day period.

The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer. The Offeror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by Applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Section 6.3       Notification of Certain Matters

        Each party shall give prompt notice to the other of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time; and (b) any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 6.4       Shareholder Claims

        The Company shall notify the Offeror of any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Date and shall consult with the Offeror prior to settling any such claim prior to the Effective Time.

Section 6.5       Officers’ and Directors’ Indemnification

        The Offeror shall cause the Company to maintain in effect the current or substantially similar (subject to any changes required by applicable law) provisions regarding indemnification of officers and directors contained in the constating documents of the Company and the Subsidiaries and any directors, officers or employees indemnification agreements of the Company and the Subsidiaries. Copies of the current directors’ and officers’ indemnities have been provided to the Offeror. For a period of not less than six (6) years after the Effective Date, the Offeror shall cause the Company (or its successor) to maintain in effect the current policies of directors and officers liability insurance and fiduciary liability insurance maintained by the Company and the Subsidiaries (provided that the Offeror may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured in any material respect) with respect to claims arising from facts or events which occurred on or before the Effective Date. After the Effective Date the Offeror shall cause the Company to indemnify the directors and officers of the Company and the Subsidiaries during all periods prior to the Effective Time to the fullest extent to which the Company and the Subsidiaries are permitted to indemnify such officers and directors under their respective constating documents and applicable laws. The Offeror hereby unconditionally and irrevocably guarantees for the benefit of such directors, officers and employees the obligations of the Company and the Subsidiaries under all of the provisions of this paragraph. The provisions of this paragraph are (i) for the benefit of, and shall be enforceable by, each indemnified party, his heirs, executors, administrators and other legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights shall be held by the Offeror in trust for such person provided however that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this paragraph prior to the Effective Date.

Section 6.6      Required Securities Laws Approvals

        The Offeror will promptly take such action, including obtaining any exemption orders, consents or approvals or filing any such documents, as may be required under Applicable Securities Laws to permit the Offeror to amend the Offer and perform the Offeror’s other obligations hereunder.

ARTICLE 7
TERMINATION, AMENDMENT AND WAIVER

Section 7.1       Termination

        This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written consent of the Offeror and the Company;

(b)	by the Company, if the Offeror does not mail the Notice of Change and Variation by the Latest Mailing Time;

(c)	by the Offeror, if any condition to making the Offer set forth in Section 2.1(h) is not satisfied or waived by the Latest Mailing Date (other than as a result of the Offeror’s default hereunder);

(d)	by the Offeror if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition;

(e)	by the Company, if (i) the Offeror does not take up and pay for the Shares deposited under the Offer by May 11, 2006, or (ii) if the condition in (i) has been satisfied but the Expiry Time has not occurred by the date that is 30 days from the date that condition (i) has been met;

(f)	by either the Company or the Offeror, if the other party is in default of any material covenant or obligation under this Agreement or if any representation or warranty of the other party under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the Expiry Time;

(g)	by the Offeror, if: (i) the Board of Directors or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to the Offeror; (ii) the Board of Directors or any committee thereof recommends or approves an Acquisition Proposal; or (iii) the Board of Directors does not reaffirm its recommendation in favour of the Offer in a press release or directors’ circular within two business days , and, at any rate, prior to the Expiry Time, after the public announcement of an Acquisition Proposal and a written request by the Offeror for the Company to do so; and

(h)	by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal, provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement.

Section 7.2       Termination Fee

(a)	If this Agreement is terminated pursuant to Section 7.1(g)(ii) or (iii) or Section 7.1(h), the Offeror shall be entitled to a termination fee of $4.8 million, which shall be paid to the Offeror by 12:00 p.m. (Toronto time) on the first business day following the consummation of the Superior Proposal; or

(b)	If this Agreement is terminated pursuant to Section 7.1(g)(i) and the See-Through Value of the Offer at the date of the failure to recommend or the withdrawal, modification, change or qualification referred to in Section 7.1(g)(i) is greater than $2.895 and there has been no Material Adverse Effect in respect of the Offeror, the Offeror shall be entitled to a termination fee in accordance with Schedule “E” hereto, which shall be paid to the Offeror within 90 days of the date that this Agreement is terminated, provided, in each case, that the Offeror is not in material default in the performance of its obligations under this Agreement on the date that this Agreement is terminated.

(c)	For greater certainty, the Company shall not be obligated to make more than one payment under Section 7.2(a) or Section 7.2(b) if one or more of the events specified therein occur.

(d)	The termination fee shall be paid by the Company to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror.

Section 7.3      Effect of Termination

        For greater certainty, the parties agree that the compensation or damages to be received pursuant to Section 7.2 of this Agreement is the sole remedy in compensation or damages of the party receiving such payment; provided, however, that nothing contained in this Section 7.3, and no payment of an amount under Section 7.2 of this Agreement, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Section 7.4      Amendment

        This Agreement may not be amended except by an instrument signed by each of the parties hereto.

Section 7.5      Waiver

        At any time prior to the termination of this Agreement pursuant to Section 7.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1      Advisors

        The Offeror and the Company represent and warrant to each other that, with the exception of RBC Dominion Securities Inc. and its Affiliates, for whose fees and expenses the Offeror shall be solely liable, and N M Rothschild & Sons Limited, Canaccord Adams Limited and McFarlane Gordon Inc. and their respective Affiliates, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of the Offeror or the Company, as the case may be.

Section 8.2      Public Statements

        Except as required by applicable Law or applicable stock exchange requirements, neither the Offeror nor the Company shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the Company or the Offeror, respectively, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.

Section 8.3      Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

        The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

Adastra Minerals Inc.
Castlewood House
77/91 New Oxford Street
London, WC1A 1DG

Attention:     Timothy Read, President & CEO
Fax:               +44 20 7257 2041

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:     Jay C. Kellerman and Brian M. Pukier
Fax:               (416) 947-0866

(b)	if to the Offeror:

First Quantum Minerals Ltd.
8th Floor, 543 Granville Street
Vancouver, BC
V6C 1X8

Attention:     Andrew Hanchavyk
Fax:               (604) 688-3818

with a copy to:

Fasken Martineau DuMoulin LLP
4200-66 Wellington Street West
Box 20, TD Centre
Toronto, ON
M5K 1N6

Attention:     John Turner
Fax:               (416) 364-7813

Section 8.4       Interpretation

        The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, Articles and Schedules refer to sections, articles and schedules of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

Section 8.5      Currency

        Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

Section 8.6       Severability

        If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

Section 8.7      Entire Agreement, Assignment and Governing Law

        This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

        This Agreement: (a) except as contemplated by Section 2.6 and Section 6.5, is not intended to confer upon any other Person any rights or remedies hereunder; (b) shall not be assigned by operation of Law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any Affiliate of the Offeror, but no such assignment shall relieve the Offeror of its obligations hereunder; and (c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

Section 8.8       Counterparts

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[The remainder of this page has been left blank intentionally]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

FIRST QUANTUM MINERALS LTD. By: /s/ Clive Newall Name: Clive Newall Title: President

ADASTRA MINERALS INC. By: /s/ Timothy Read Timothy Read President and Chief Executive Officer By: /s/ Thomas David Button Thomas David Button Chief Financial Officer

SCHEDULE “A”
CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which, excluding any Shares directly or indirectly owned by the Offeror, constitutes at least 50.1% of the Shares outstanding (calculated on a fully-diluted basis (excluding the IFI Rights)) (the “Minimum Tender Condition”);

(b)	the Agreement shall not have been terminated by (i) the Company, whether in accordance with its terms or otherwise, or (ii) the Offeror in accordance with its terms;

(c)	(i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity, any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares, the right of the Offeror to own or exercise full rights of ownership of the Shares;

(B)	which, if the Offer were consummated, would have a Material Adverse Effect with respect to the Company or the Offeror; or

(C)	which would materially and adversely affect the ability of the Offeror or its affiliates to take up and pay for any Shares deposited under the Offer;

(d)	the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing on or before the date of the Agreement) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of the Company, any of the Subsidiaries or any material joint venture of the Company which, when considered either individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect with respect to the Company;

(e)	the Company shall not have executed definitive agreements necessary to give effect to the Company’s proposed transaction with Mitsubishi Corporation as described in the directors’ circular of the Company dated February 17, 2006;

(f)	the Company shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of the Company or materially and adversely affect the ability of the Offeror to proceed with the Offer;

(g)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally, but for greater certainty, changes in the price of copper or cobalt shall not constitute such a condition; and

(h)	(i) the Board of Directors shall have waived the application of the Shareholder Rights Plan to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the rights issued pursuant to the Shareholder Rights Plan (the “SRP Rights”) or the issue of Shares upon the exercise of the SRP Rights in relation to the purchase of Shares by the Offeror under the Offer, any Compulsory Acquisitions or any Subsequent Acquisition Transaction; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal or of no force or effect or may not be exercised in relation to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iv) the SRP Rights and the Shareholder Rights Plan shall have otherwise become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time prior to the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time prior to the Expiry Time.

SCHEDULE “B”
SUBSIDIARIES

Name of Subsidiary	Date of Incorporation	Jurisdiction of Incorporation	Percentage Ownership(1)

Congolese Zinc Investments Ltd.	Jan. 31, 1996	British Virgin Islands	100%

Kolwezi Holdings Ltd.	June 2, 1998	British Virgin Islands	100%

Kolwezi Investment Ltd.	May 27, 1998	British Virgin Islands	100%

Adastra Offshore Ltd.	Oct. 15, 1996	British Virgin Islands	100%

Congo Mineral Developments Limited	March 13, 1998	British Virgin Islands	100%

IDAS Resources N.V	June 15, 1995	Netherlands Antilles	100%

Kingamyambo Musonoi Tailings S.A.R.L	March 15, 2004	Democratic Republic of Congo	65%

Roan Prospecting and Mining SPRL	May 5, 1997	Democratic Republic of Congo	99.9%

ZamGold Ltd.	June 25, 1996	British Virgin Islands	100%

Catapult Holdings Ltd.	Jan. 9, 1998	British Virgin Islands	100%

Zamgold Zambia Limited(2)	March 3, 1997	Zambia	100%

Zincongo Limited	Jan. 22, 2002	British Virgin Islands	100%

_________________

(1)	Represents the percentage of voting securities owned.

(2)	90% owned by ZamGold Ltd. and 10% owned by Adastra Offshore Ltd.

SCHEDULE “C”
OPTIONS

SCHEDULE “D”
WARRANTS

SCHEDULE “E”
TERMINATION FEE

See-Through Value	Termination Fee

$2.950 or above	$4,800,000

$2.945	$4,560,000

$2.940	$4,320,000

$2.935	$4,080,000

$2.930	$3,840,000

$2.925	$3,600,000

$2.920	$3,360,000

$2.915	$3,120,000

$2.910	$2,880,000

$2.905	$2,640,000

$2.900	$2,400,000

$2.895 or below	$0.00